Letter to Shareholders

 (All dollar amounts in Canadian dollars unless otherwise indicated)

The third quarter, 2007 was another active one for New Gold Inc., with much positive progress made towards the development of our 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, British Columbia (“BC”), Canada.  In addition, a number of very significant events occurred after quarter end and prior to the time of writing this letter.

On July 30, 2007 we announced that an over-allotment option was exercised in connection with our financing which closed on June 28, 2007.  This option was exercised in respect of 17,000 Units, resulting in additional gross proceeds of $17 million (net proceeds $16.3 million). The exercise of this over allotment option brought the aggregate gross proceeds to New Gold under the financing to $ 392.3 million (net proceeds $374.6 million).  This financing was a transforming event for the Company as it provided the funds to advance to production according to the schedule in the Feasibility Study (announced April 2, 2007).  Additional funds will be required to reach full production.  It is anticipated that much of this could be raised through the issuance of Flow Through Shares.  As indicated in the Feasibility Study, in full production the New Afton Mine will be one of Canada’s largest underground metals mines.  Mill commissioning is anticipated for the second half of 2009.

We announced an exciting discovery at depth (beneath the existing resource) on August 7, 2007.  Strong Cu-Au mineralization was intersected up to 200 metres (m) vertically below the currently defined resource with the most significant intersection being 1.23% Cu and 1.01g/t Au over 122m.  Mineralization has now been identified over a vertical extent of 1.1 kilometers (km) and to a depth of 1.3km and remains open at depth.  A program of deep exploration drilling continues at the New Afton project.  This intersection demonstrates the realistic potential to increase resources at the project.  One of the most encouraging aspects of it, is that the grades are as strong at depth as they are in the upper areas of mineralization, indicating a strong, deep-rooted system.

Developing a project on the scale of New Afton is a significant undertaking.  To date we have been extremely fortunate to have been able to move the project towards production in a systematic fashion and have been in the enviable position of being able to report a continuous stream of positive news every quarter since the fourth quarter of 2004.  Unfortunately this record was interrupted when we announced (August 16, 2007) that we had more than $160 million of our cash in non-bank Asset Backed Commercial Paper (“ABCP”) in trusts issued by Coventree Inc. ("Coventree" COF:TSX), which had become subject to a general market illiquidity for non-bank ABCP.  Currently we continue to be unable to access the funds held in non-bank ABCP (totalling $170 million).  These are subject to a restructuring process termed the Montreal Accord, which is forecasting being able to present a restructuring proposal by mid December, 2007.  The  majority of our remaining funds are held in readily accessible Canadian Federal, and approved Provincial, Government Treasury Bills and Bonds, and bankers acceptances issued by approved Canadian Chartered banks.  We believe these funds are sufficient for us to continue development until the end of 2008.  The Company incurred an impairment charge on these investments of $17.2 million during the third quarter, 2007 and continues to explore all possible alternatives to gain access to the funds represented by the investments.

Subsequent to quarter end we were very pleased to make 3 very important announcements.   The first of these (October 25, 2007) announced the completion of the acquisition, from Teck Cominco Ltd. (“Teck Cominco”), of the surface rights to more than 4000 acres of land, encompassing the New Afton Project. This land is located within the Company’s mineral claims and encompasses all of the land south of the Trans-Canada Highway which covers the site of the New Afton Project.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake, and the water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.  This pipeline previously supplied all required water for the past operations at the old Afton site.  Upon closing this transaction, New Gold paid Teck Cominco $16 million.

On October 30 2007, we announced that we had completed two Letters of Intent ("LOI"), one with Abacus Mining and Exploration Corp. (AME:TSX Venture) (“Abacus”) and Teck Cominco, and the second with Abacus alone, which are intended to ensure that each Company is able to develop their respective assets, in the Afton-Ajax District, (Kamloops, British Columbia, Canada) in a spirit of co-operation.  These LOI’s are intended to provide Abacus the access it may require over New Gold land at the New Afton Project and to provide an option to jointly develop the mineralization surrounding the old Ajax pits.  The ability of the two companies to work together to ensure that any mineralization in the district is developed expediently and efficiently will be beneficial for both companies’ shareholders, and the communities of Kamloops.

The Mine Permit approving construction of the New Afton Mine was issued on October 31, 2007 by Mr. Douglas Sweeney, P.Geo., M.Sc., Chief Inspector of Mines, Ministry of Energy Mines and Petroleum Resources, Province of B.C.  Clearly this was a major milestone for the Company and effectively provided a “green light” for the project.

In closing I would once more like to thank all our shareholders for their continued support, and all of our management, directors and employees who are working very hard towards the goal of developing the project into a new underground mine and creation of shareholder value.  I look forward to being able to, once again, report further progress at the end of the next quarter.

On behalf of the board of directors,

Chris J. Bradbrook

President and CEO

New Gold Inc.

November 12, 2007